FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 October 4, 2004

Highlights

Éléonore Project
 19.75 g/t Au / 10 m
18.85 g/t Au / 16 m
14.30 g/t Au / 20 m
12.37 g/t Au / 23 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ELEONORE PROJECT – NEW DRILL INTERCEPTS AT ROBERTO ZONE – DISCOVERY OF ROBERTO EST ZONE

Virginia Gold Mines Inc. (« Virginia ») is pleased to announce new results from its exploration program currently in progress on its Eleonore property (100% Virginia), located in the Opinaca reservoir area of the James Bay.

Since the press release of September 15, 2004, ten (10) additional holes (ELE-04-06 to ELE-04-15) were drilled on the Roberto zone. All these holes have intersected the mineralized zone over lengths varying from 4.15 to 23.0 m (true thickness of 3,3 to 16 m) and several new intersections were obtained, including 12.37 g/t Au over 23.0 m (ELE-04-12), 14.30 g/t Au over 20.0 m (ELE-04-09), 11,06 g/t Au over 12,0 m (ELE-04-06), 9,89 g/t Au over 12,0 m (ELE-04-14), 20.7 g/t Au over 5.5 m (ELE-04-07), 18.45 g/t Au over 4.15 m (ELE-04-11) and 17,64 g/t Au over 4,7 m (ELE-04-15). These holes have confirmed the continuity of the Roberto zone over a lateral distance of 200 m between sections 28+50N and 30+50N and to a vertical depth of 125 m (see attached longitudinal section). The Roberto zone remains open in all directions. Drill results are reported in annexed table.

Furthermore, a second similar mineralized zone, called Roberto Est, was exposed approximately 50 m east of the Roberto zone. At surface, the Roberto Est zone is followed over a lateral distance of over 200 m in trenches TR-04-40, TR-04-36 and TR-04-42. Previously published channel results include values of up to 9.36 g/t Au over 6.0 m (see annexed surface plan). The Roberto Est zone was also intersected by several holes (holes ELE-04-05, 06, 07, 08, 09, 11, and 12) between sections 28+75N and 30+50N and to a depth of 65 m and it remains open laterally and at depth (see longitudinal section). Some of the first analysis results include 7.72 g/t Au over 5.1 m (ELE-04-11), 10.41 g/t Au over 3.0 m (ELE-04-05) and 2,74 g/t Au over 23.0 m (ELE-04-07) (see annexed table). Based on current available data, the Roberto Est zone is interpreted at this moment as a mineralized zone distinct and parallel to the Roberto zone but more work is needed to either validate or invalidate this interpretation.

Also note that new surface channels have graded on the Roberto and Roberto Est zones values of up to 2.8 g/t Au / 24.0 m (including 6.12 g/t Au / 6.0 m) and 8.42 g/t Au / 6.0 m (including 23.4 g/t Au / 2.0 m) respectively (see surface plan).

Surface work and drilling have now outlined a very fertile auriferous system over a distance of nearly 300 m and to a depth of 125 m. The system remains open in all directions. Virginia is very enthusiastic about these results and will pursue its work throughout the fall of 2004 to increase resources for the Roberto and Roberto Est zones and seek new auriferous zones on the property.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. Every significant intersections have also been re-assayed at SGS Canada Inc. Laboratory of Rouyn-Noranda and reported values represent the calculated average of both laboratories. Note that no significant discrepancy has been observed between the two laboratories.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca